Exhibit 99.1
NEWS RELEASE
FOR IMMEDIATE RELEASE
January 5, 2006

Extendicare Announces Change in Dividend Rate and Conversion Rights of its
Series 3 and Series 4 Preferred Shares

MARKHAM, ONTARIO - Extendicare Inc. (TSX: EXE.MV and EXE.SV; NYSE: EXE) announced that the annual dividend rate applicable to its Class I Adjustable Dividend Preferred Shares, Series 3 (the “Series 3 Shares”) is 2.84% for the period commencing February 16, 2006 and ending February 15, 2011. This was based on applying 72% to the 5 Year Canada Rate, which was determined to be 3.94%. The annual dividend rate applicable to the Series 3 Shares for the period that commenced on February 16, 2001 and that ends on February 15, 2006 was 3.96%.

The Series 3 Shares (EXE.PR.C), of which there are currently 93,310 outstanding, are entitled to receive quarterly cumulative preferential cash dividends in an amount determined by multiplying $25.00 by one-quarter of 72% of an interest rate referenced to yields on Government of Canada Bonds maturing in approximately five years. The Class I Adjustable Dividend Preferred Shares, Series 4 of Extendicare Inc. (the “Series 4 Shares”), of which there are currently 241,240 outstanding, are the same in all material respects to the Series 3 Shares except that quarterly cumulative preferential cash dividends payable on the Series 4 Shares (EXE.PR.D) are determined by multiplying $25.00 by one-quarter of 72% of “Canadian Prime” as defined. Canadian Prime in respect of any quarter means the average of the prime interest rates in effect on each day of such quarter. Reference is made to the provisions governing the Series 3 and Series 4 Shares, which may be found on the SEDAR website @ www.sedar.com, for full details of such shares.

Holders of Series 3 Shares are entitled, at their option, to convert all or any of the Series 3 Shares held by them into fully paid, non-assessable Series 4 Shares on a share-for-share basis on February 16, 2006. Likewise, holders of Series 4 Shares are entitled, at their option, to convert all or any of the Series 4 Shares held by them into fully paid, non-assessable Series 3 Shares on a share-for-share basis on February 16, 2006.

Conversion of either the Series 3 or Series 4 Shares may be effected by providing written notice to Computershare Trust Company of Canada (the “Transfer Agent”) in the form of the conversion panel on the back of the certificates or a facsimile thereof acceptable to the Transfer Agent, accompanied by the certificate(s) representing the Series 3 or Series 4 Shares the holder desires to have converted, between January 10, 2006 and February 10, 2006. The notice must be signed and must specify the number of Series 3 or Series 4 Shares which the holder wishes to convert and the name(s) in which the Series 3 or Series 4 Shares to be issued as a result of the conversion are to be registered. The election to convert shall be irrevocable upon deposit of the notice and share certificate(s). It is recommended that documents be mailed via registered mail to Computershare Trust Company of Canada, Stock Transfer Services, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1.

Shareholders who hold their Series 3 or Series 4 Shares in the name of a “nominee” such as a bank, trust company, securities broker or other financial institution and who wish to convert their Series 3 or Series 4 Shares must seek instructions on how to effect the conversion from their nominee.

For further information, contact:
Extendicare Inc.
Christopher Barnes
Manager, Investor Relations
Telephone: (905) 470-5483
Fax: (905) 470-4003
Visit Extendicare’s website @ www.extendicare.com